Filed Pursuant to Rule 253(g)(2)

File No. 024-11667

SUPPLEMENT DATED FEBRUARY 25, 2022

TO OFFERING CIRCULAR DATED NOVEMBER 8, 2021

NexGenT, Inc.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the Offering Circular dated November 8, 2021 (the “Offering Circular”) of NexGenT, Inc. (the “Company”). The offering statement was qualified by the U.S. Securities and Exchange Commission on November 8, 2021. The offering statement qualified by the SEC is available here: https://www.sec.gov/Archives/edgar/data/1776954/000121390021057572/ea150187-253g2_nexgentinc.htm.

The purpose of this supplement is to announce the following changes to the Offering Circular, effective immediately:

•	Announce a change to the price to the public and the minimum investment amount.

Minimum Investment

The minimum investment in this offering is $250 until the termination of the offering.